# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIYIELD QUALITY FUND III, INC., CIK 0000883412
CUSIP: 09254E863
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS LLC (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,877; sole dispositive power 0; shared dispositive power 5,877; aggregate amount beneficially owned 5,877 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BLACKROCK MUNIYIELD QUALITY FUND III, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 22, 2022 and filed with the SEC on July 5, 2022 (as amended to the date hereof, the "Original Schedule 13D"), for Toronto Dominion Investments LLC ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series W-7 Variable Rate Demand Preferred Shares (CUSIP No. 09254E863) of BlackRock MuniYield Quality Fund III, Inc. (the "Issuer").

This Amendment is being filed as a result of the reorganization of BlackRock MuniVest Fund, Inc. ("MVF") and BlackRock MuniVest Fund II, Inc. ("MVT") into the Issuer on February 23, 2026 (the "Reorganization"), pursuant to which the Issuer exchanged variable rate demand muni fund preferred shares of the Issuer for the shares of the MVF and MVT funds, accordingly, due to the Reorganization, TDI's shareholdings of 1,536 Variable Rate Muni Term Preferred Shares (CUSIP No 09253R881) of MVF and 777 Variable Rate Muni Term Preferred Shares of MVT (CUSIP No 09253T705), which were exchanged for an equal number of Series W-7 Variable Rate Demand Preferred Shares of the Issuer (CUSIP No 09254E863) ("VRDP Shares") in a cashless transaction. Additionally, in connection with the Reorganization, TDI's shareholdings of 3,564 Variable Rate Demand Preferred Shares (CUSIP No. 09254E863) were exchanged for an equal number of VRDP Shares (CUSIP 09254E863) resulting a total TDI shareholding of 5,877 VRDP Shares.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons received an additional 2,313 VRDP Shares (the "Additional VRDP Shares") from the Issuer in connection with the Reorganization.

The Additional VRDP Shares were acquired in exchange TDI's shareholdings of 1,536 Variable Rate Muni Term Preferred Shares (CUSIP No 09253R881) of MVF and 777 Variable Rate Muni Term Preferred Shares of MVT (CUSIP No 09253T705), which were exchanged for an equal number of Series W-7 Variable Rate Demand Preferred Shares of the Issuer (CUSIP No 09254E863) ("VRDP Shares") in a cashless transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"TDI acquired the Additional VRDP Shares for investment purposes. TDI acquired the Additional VRDP Shares directly from the Company pursuant to the terms of the Reorganization in a cashless transaction."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the Additional VRDP Shares will be treated in the same manner as previously described in this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS

## Signatures
- TORONTO DOMINION INVESTMENTS LLC: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos/Executive Vice President and Chief Financial Officer TD AMCB (02/27/2026)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (02/27/2026)